

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Michael F. Smith
Chief Executive Officer
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

>   **Re: MyOtherCountryClub.com**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed July 27, 2010**
>   **File No. 333-165407**

Dear Mr. Smith:

We have reviewed your amended filing and response letter dated July 27, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated July 26, 2010.

General

1.   Please provide an updated consent of your independent registered public accounting firm.

Selling Shareholders, page 16

2.   As requested in prior comment 1, please revise your table to show the percentage ownership of selling shareholders based on the number of shares outstanding <u>prior</u> to the offering, which appears to be 8.4 million shares. Refer to Item 507 of Regulation S-K. You may also add one or more additional columns or otherwise show the effects of the completion of various percentages of the primary offering.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545, or in her absence, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal